# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Connect Biopharma Holdings Limited, CIK 0001835268
CUSIP: G23549101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 3580 Carmel Mountain Road, Suite 200, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 11/24/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002010692
Persons authorized to receive notices and communications: James Huang, Panacea Venture, No. 5, Lane 1350, Fuxing Middle Road, Xuhui District, Shanghai, China (F4), 200031, (86-21) 6176-1101

## Reporting persons
- Panacea Innovation Limited (CIK 0002010692): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 12,000,000; sole dispositive power 0; shared dispositive power 12,000,000; aggregate amount beneficially owned 12,000,000 (21.5% of the class)
- Panacea Venture Healthcare Fund II, L.P. (CIK 0001869939): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 12,000,000; sole dispositive power 0; shared dispositive power 12,000,000; aggregate amount beneficially owned 12,000,000 (21.5% of the class)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 12,000,000; sole dispositive power 0; shared dispositive power 12,000,000; aggregate amount beneficially owned 12,000,000 (21.5% of the class)
- James Huang (CIK 0001573160): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 12,000,000; sole dispositive power 0; shared dispositive power 12,000,000; aggregate amount beneficially owned 12,000,000 (21.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Connect Biopharma Holdings Limited
Address of issuer's principal executive offices: 3580 Carmel Mountain Road, Suite 200, San Diego, California (CA), 92130
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 13, 2024 (as amended to date, the "Schedule 13D"), relating to the Ordinary Shares, par value $0.000174 per share (the "Ordinary Shares") of Connect Biopharma Holdings Limited (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Since Amendment No. 3, Panacea Venture Healthcare Fund II, L.P. has purchased 50,000 Ordinary Shares in a series of open market transactions at a weighted average price of $1.4641 per Ordinary Share. Panacea Venture Healthcare Fund II, L.P. obtained the funds used to purchase the Ordinary Shares through capital contributions from its partners.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D is incorporated by reference into this Item 5.

The ownership information presented herein represents beneficial ownership of Ordinary Shares as of the date of this filing, based upon 55,903,513 Ordinary Shares outstanding as of October 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2025.

Panacea Venture Healthcare Fund II, L.P. is the record holder of the Ordinary Shares reported herein. James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. As a result, each of the Reporting Persons may be deemed to share beneficial ownership of the Ordinary Shares directly reported herein, but each disclaims such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: During the past 60 days, Panacea Venture Healthcare Fund II, L.P. purchased 50,000 Ordinary Shares on September 30, 2025 in open market transactions on the Nasdaq Global Market for a weighted average price of $1.464 per Ordinary Share. Additionally, on November 24, 2025, Panacea Venture Healthcare Fund II, L.P. sold 2,000,000 Ordinary Shares for $3.00 per Ordinary Share.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Panacea Innovation Limited: /s/ James Huang, James Huang, Founding Managing Partner (11/26/2025)
- Panacea Venture Healthcare Fund II, L.P.: By: Panacea Venture Healthcare Fund II GP Company, Ltd., its general partner, By: Panacea Innovation Limited, its sole owner, /s/ James Huang, James Huang, Founding Managing Partner (11/26/2025)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: /s/ James Huang, James Huang, Founding Managing Partner (11/26/2025)
- James Huang: /s/ James Huang, James Huang (11/26/2025)